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                         UNITED STATES                         SEC FILE NUMBER
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549                        000-31989

                         FORM 12b-25                       ---------------------
                                                                CUSIP NUMBER
                  NOTIFICATION OF LATE FILING
                                                                  211919105
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(Check one): __X_ Form 10-K ___ Form 20-F ___ Form 11-K ___ Form 10-Q ___ Form
10D ___ Form N-SAR ___ Form N-CSR

                   For Period Ended:  January 31, 2007

                   ___ Transition Report on Form 10-K
                   ___ Transition Report on Form 20-F
                   ___ Transition Report on Form 11-K
                   ___ Transition Report on Form 10-Q
                   ___ Transition Report on Form N-SAR
                   For the Transition Period Ended:_____________________________

                    Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Convera Corporation
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Full Name of Registrant


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Former Name if Applicable

1921 Gallows Road, Suite 200
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Address of Principal Executive Office (Street and Number)

Vienna, Virginia 22182
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |  (a)  The reason described in reasonable detail in Part III of this
     |       form could not be eliminated without unreasonable effort or
     |       expense;
     |
     |  (b)  The subject annual report, semi-annual report, transition report on
     |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |       portion thereof, will be filed on or before the fifteenth calendar
_x_  |       day following the prescribed due date; or the subject quarterly
     |       report or transition report on Form 10-Q, or portion thereof, will
     |       be filed on or before the fifth calendar day following the
     |       prescribed due date; and
     |
     |  (c)  The accountant's statement or other exhibit required by Rule
     |       12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As of the date of this filing, Convera Corporation (the "Company") is in the latter stages of finalizing its financial statements and required disclosures for inclusion in its Form 10-K for the fiscal year ended January 31, 2007. The Company's preparation of its Form 10-K has been impacted by internal resources expended on the pending sale of the Company's RetrievalWare business to FAST Search & Transfer, Inc., as disclosed in a Current Report on Form 8-K filed on April 4, 2007, and the Company's pending restatement of its previously issued financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006, as disclosed in a Current Report on Form 8-K filed on March 9, 2007.

Based on the amount of work remaining to be completed, the Company does not expect to be able to complete such financial statements and disclosures within the 75-day period specified for filing its Form 10-K without unreasonable effort or expense. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its final statements and disclosures. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-K for the year ended January 31, 2007 prior to the reporting deadline provided by such extension.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Matthew G. Jones             703                    761-3700
      ----------------         -----------           -------------------
          (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X__ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X__ No ___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company's press release dated March 14, 2007 and furnished pursuant to its Form 8-K dated March 19, 2007, revenue for the fourth quarter of fiscal 2007 totaled $2.8 million, a 24% decrease from the comparable period of fiscal 2006, while full-year revenue totaled $16.7 million versus $21.0 million for the prior fiscal year period. Revenue for the RetrievalWare enterprise search product offering in the fourth quarter of fiscal 2007 totaled $2.6 million as compared to $3.6 million for the comparable period of fiscal 2006. Revenue for the Excalibur web search product for the fourth quarter totaled $117,000 as compared to $20,000 in the prior fiscal year. Full year revenue for RetrievalWare totaled $16.4 million as compared to $21.0 million for the comparable full year period. Full year revenue for Excalibur totaled approximately $270,000 as compared to $20,000 in the comparable full year period.

Expenses for the three month period ended January 31, 2007 totaled $13.1 million, which compares to $13.1 million for the year-ago quarter, while full-year expenses totaled $63.8 million representing a 78% increase from the $35.9 million as reported for the prior fiscal year period. Expenses for the fiscal year ended January 31, 2007 contain $20.4 million of non-cash charges, including $6.8 million in stock compensation expense related to the Company's adoption of FAS 123R and the Company's deferred stock plan expense, $6.4 million write down of capitalized software development costs and related hosting assets on the Excalibur product offering to fair value, depreciation of $3.7 million and the amortization of capitalized software development costs of $3.0 million. Expenses for the prior full fiscal period contained non-cash charges of approximately $5.7 million, including approximately $1.0 million in amortization of capitalized software development costs, $2.9 million of depreciation and $1.6 million of deferred stock plan expense. Additionally, expenses for the full year of fiscal 2006 were reduced on a net basis by $7.1 million for the capitalization of software development costs.


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



The net loss for the quarter ended January 31, 2007 was $9.7 million or $0.18 per share, compared to a net loss of $9.3 million, or $0.20 per share, for the comparable quarter of fiscal 2006. The net loss for the fiscal year ended January 31, 2007 was $44.8 million, or $0.86 per share, compared to a net loss of $14.3 million, or $0.33 per share for the fiscal year ended January 31, 2006.

The impact of the Company's pending restatement of the financial statements contained in its Form 10-Q for the three months and nine months ended October 31, 2006 is reflected in the full year amounts reported above.

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including the Company's expected results of operations for the fiscal year ended January 31, 2007 and that the Company will file its Form 10-K prior to the reporting deadline as extended by this filing. Investors are cautioned that forward-looking statements are inherently uncertain, including uncertainties related to the completion of the Company's financial statements and assessment of its internal control over financial reporting. Certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested are set forth in the Company's filings with the SEC and the Company's public announcements, copies of which are available from the SEC or from the Company upon request.



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





                               Convera Corporation
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 13, 2007                         By: /s/ Matthew G. Jones
                                                 -------------------------------
                                                      Matthew G. Jones
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




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